[redacted]

10025615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
Washington, DC
104

RECD S.E.C.
FEB 19 2010
503

K9 2/26

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UPDATA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

379 THORNALL STREET
(No. and Street)

EDISON	NJ	08818
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
IRA COHEN 201-784-3697
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PEGG & PEGG LLP
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY, SUITE 1105A	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/2

OATH OR AFFIRMATION

I, Ira Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Updata Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn to and subscribed before me this 9th day of Feb, 20 10

Lisa Lombarde
Notary Public

LISA LOMBARDE
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/6/2012

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

INDEPENDENT AUDITORS' REPORT

Board of Directors
Updata Securities, Inc.

We have audited the accompanying statement of financial condition of Updata Securities, Inc., (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Updata Securities, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pegg & Pegg LLP

New York, NY
February 4, 2010

UPDATA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 86,929
Investment in marketable security	39,838
Prepaid expenses	3,472
Prepaid administrative expenses	292,219
TOTAL ASSETS	$ 422,458

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 14,000
TOTAL LIABILITIES	$ 14,000
Stockholder's equity:	
Common stock, $0.10 par value, authorized 1,000 shares; issued and outstanding 1 share	$ -
Capital in excess of par value	303,133
Unrealized loss on marketable security	(37,411)
Retained earnings	142,736
TOTAL STOCKHOLDER'S EQUITY	$ 408,458
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 422,458

The accompanying notes are an integral part of these financial statements.

UPDATA SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue:	
Financial advisory service income	$ 982,584
Expenses:	
Employee compensation and benefits	454,813
Professional fees	62,226
Rent	28,286
General and administrative expenses	24,000
Travel and entertainment	7,905
Utilities and telephone	6,196
Regulatory	6,166
Office	4,831
Insurance	672
Filing fees	650
State taxes	546
	$ 596,291
Net income	$ 386,293

The accompanying notes are an integral part of these financial statements.

UPDATA SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Unrealized Gain (Loss) on Marketable Security	Retained Earnings (Accumulated Deficit)	Total
Balance at January 1, 2009	-	$ 303,133	$ (27,582)	$(163,557)	$ 111,994
Net income	-	-	-	386,293	386,293
Distributions	-	-	-	(80,000)	(80,000)
Unrealized loss	-	-	(9,829)	-	(9,829)
Balance at December 31, 2009	-	$ 303,133	$ (37,411)	$ 142,736	$ 408,458

The accompanying notes are an integral part of these financial statements.

UPDATA SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 386,293
Adjustment to reconcile net income to net cash used in operating activities:	
Decrease (increase) in:	
Prepaid expenses	238
Due from Parent	(292,219)
Increase (decrease) in operating liabilities:	
Accrued expenses	-
Due to Parent	(2,898)
Net cash provided by operating activities	$ 91,414
Cash flows from financing activities:	
Distribution to shareholder	(80,000)
Net increase in cash	$ 11,414
Cash and cash equivalents at the beginning of the year	75,515
Cash and cash equivalents at the end of the year	$ 86,929
Supplemental disclosure:	
Non-cash investing activity:	
Unrealized loss on marketable security	$ (9,829)
Taxes paid	$ 546

The accompanying notes are an integral part of these financial statements.

UPDATA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. **Organization and Nature of Business**

Updata Securities, Inc. (the " Company") was incorporated on June 9, 2003 in the state of Delaware. The Company, a wholly owned Subsidiary of Updata Advisors Inc.(the "Parent"), is a broker-dealer registered with the Securities and Exchange Comission ("SEC") and is a member of the Financial Industry Regulatory Authority.

The Company provides investment banking services to middle-market technology companies. It also provides strategic advisory services related to mergers and acquisitions as well as assisting IT companies' with efforts to raise capital through private placements.

2. **Significant Accounting Policies**

The Company records financial advisory service revenue as earned, generally upon the closing of a transaction.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Management has elected not to issue comparative financial statements.

The Company considers highly liquid securities with original maturities of three months or less to be cash equivalents.

3. **Concentration of Credit Risk**

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced and management does not anticipate any losses on this account.

4. **Investment in Marketable Security**

During 2006, the Company purchased 2010 shares of the Nasdaq Stock Market Inc. for $77,249. The Fair Market Value at December 31, 2009 was $39,838. The investment is classified as "available for sale."

In accordance with Statement of Financial Accounting Standards Number 115, "Accounting for Certain Investments in Debt and Equity Securities," stockholder's equity was decreased by $37,411 to reflect the unrealized loss on the marketable security.

5. **Taxes**

The Company is a qualified Subchapter S Subsidiary of Updata Advisors Inc. As such, the Parent's shareholders are liable for federal and state taxes on corporate income and such shareholders receive the benefit of corporate loss. The Company is liable for gross receipts tax in New Jersey which totaled $546.

6. **Related Party Transactions**

The Company has an administrative services agreement with its parent whereby certain overhead expenses are allocated to the Company. During the year $525,533 was charged as follows:

Employee compensation and benefits	$ 454,813
Rent	25,286
General and administrative expense	24,000
Other expenses	21,434
	$ 525,533

Payments to the parent are generally made upon the closing of a deal. At December 31, 2009, the Company had prepaid $292,219 of these administrative expenses.

7. **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) Net capital and aggregate indebtedness change from day to day. As of December 31, 2009, the Company had net capital of $102,507 which was $97,507 in excess of the required minimum at that date. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.

8. **Fair Value**

Under SFAS 157, management has disclosed the "fair value" of its significant assets and liabilities, as well as the method by which management determined the "fair value" of each category of asset or liability. "Fair value" is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

For determining the fair value of its assets and liabilities, management may use any of the following three "inputs"

1. Quoted market prices for identical assets or liabilities in active markets.
2. Observable prices for similar assets or liabilities in markets that are not active.
3. Unobservable inputs based upon management assumptions, which are not corroborated by observable market data.

Management's estimates of fair value at December 31, 2009, for significant classes of assets and liabilities are as follows:

	Financial Statement Value	Fair Value	Input Source
Investment in marketable security	$ 39,838	$ 39,838	1
Prepaid administrative expenses	292,210	292,219	2 and 3
Accrued Expenses	14,000	14,000	2 and 3

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2009

UPDATA SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c-3-1
DECEMBER 31, 2009

Stockholder's equity		$ 408,458
Deduction for non-allowable assets:		
Due from Parent		292,219
Prepaid expense		3,472
		$ 295,691
Net capital before haircuts		$ 112,767
Haircuts on securities:		
Marketable securities		$ 5,976
Undue concentration		4,284
		$ 10,260
Net capital		102,507
Aggregate indebtedness		14,000
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 934
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($102,507 - $5,000)		$ 97,507
Percentage of aggregate indebtedness to net capital	$ 14,000 / $ 102,507	14%

There are no material differences between the computation of net capital presented above and the computation of net capital the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2009.

UPDATA SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS:

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2009.

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Updata Securities, Inc.

In planning and performing our audit of the financial statements of Updata Securities, Inc. ("the Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely or the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rugg & Rugg LLP

New York, NY
February 4, 2010